SARA M. DAYTON
e-mail:  sdayton@barteleng.com

                                  June 20, 2005

Via Edgar

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW, Mail Stop 0409
Washington, D.C.  20549-0303
Attn:  Michael McTiernan, Special Counsel

         Re:      Chartwell International, Inc.
                  Form 10SB-12G- Filed on June 3, 2005; Form 10SB-12G/A-1 - Filed on June 13, 2005 and Form 10SB-12G/A-2 - Filed on June 20, 2005 Registration No. 051342

Dear Mr. McTiernan:

     Chartwell International, Inc. (the "Company") is filing an Amendment No. 2 to Form 10SB in response to the staff's June 15, 2005 comment letter. The item numbers refer to the item numbers in the staff's comment letter.

1. The Company considered the staff's comment and revised the disclosure accordingly. The disclosure regarding the spin-off and the potential section 5 violation was revised to remove the reference to compliance with Staff Legal Bulletin No. 4. The revised disclosure states that there may be a Section 5 violation and identifies the potential consequences of such violation.

2. The Company reviewed the background descriptions of its officers and directors and revised in accordance with the staff's comment. The background descriptions of the officers and directors were revised adding additional information regarding dates to clarify to the reader that the descriptions include each person's business experience during the past five years.

         The Company has been advised that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff's comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     With the filing of the Amendment No. 2 to Form 10-SB, we believe that the Company has fully responded to the staff's comment letter. Should the staff have additional questions or need additional information, please do not hesitate to contact David C. Adams or the undersigned at (916) 442-0400.

                                    Very truly yours,


                                    /s/ Sara M. Dayton
                                    Sara M. Dayton, Esq.

SMD/cea

cc:      Dr. Janice Jones
         Imre Eszenyi